May 2010 Pricing Sheet dated May 24, 2010 relating to Preliminary Terms No. 375 dated April 27, 2010 to Registration Statement No. 333-156423 Filed pursuant to Rule 433
S T R U C T U R E D   I N V E S T M E N T S
Opportunities in Currencies

90% Principal Protected Currency-Linked Notes due May 24, 2012
Based on the Performance of a Basket of Four Emerging Markets Currencies Relative to the U.S. Dollar
Brazilian real + Russian ruble + Indian rupee + Malaysian ringgit
PRICING TERMS – MAY 24, 2010
Issuer:	Morgan Stanley
Aggregate principal amount:	$3,109,000
Issue price:	$1,000 per note (see “Commissions and Issue Price” below)
Stated principal amount:	$1,000 per note
Pricing date:	May 24, 2010
Original issue date:	May 27, 2010 (3 business days after the pricing date)
Maturity date:	May 24, 2012
Minimum payment amount:	$900 per note (90% of the stated principal amount)
Interest:	None
Basket:	The basket consists of four emerging markets currencies (equally weighted among themselves) valued relative to the U.S. dollar (each a “basket currency”), as follows:
Basket Currencies	Weighting	Initial Exchange Rate	Reference Source
Brazilian real (“BRL”)	25%	1.8522	Reuters page “BRFR”
Russian ruble (“RUB”)	25%	31.055	Reuters page “EMTA”
Indian rupee (“INR”)	25%	46.67	Reuters page “RBIB”
Malaysian ringgit (“MYR”)	25%	3.3187	Reuters page “ABSIRFIX01”
Payment at maturity:
If the basket appreciates relative to the U.S. dollar (i.e. the basket performance is positive):
$1,000 + supplemental redemption amount
If the basket depreciates or does not appreciate relative to the U.S. dollar (i.e. the basket performance is zero or negative):
$1,000 + ($1,000  x   basket performance), subject to the minimum payment amount
If the basket depreciates, the basket performance will be negative and the payment at maturity will be less than the stated principal amount of $1,000 per note by an amount that is proportionate to the percentage depreciation of the basket.  However, under no circumstances will the payment at maturity be less than the minimum payment amount of $900 per note.

Supplemental redemption amount:	$1,000 times the basket performance times the participation rate.
Basket performance:	Sum of the currency performance values of each of the basket currencies
Participation rate:	110%
Currency performance:
With respect to each basket currency:
 (initial exchange rate / final exchange rate) – 1
Under the terms of the notes, a positive currency performance means the basket currency has appreciated relative to the U.S. dollar, while a negative currency performance means the basket currency has depreciated relative to the U.S. dollar.

Currency performance value:	With respect to each basket currency, the weighted percentage appreciation or depreciation of such basket currency as represented by the following formula: currency performance x weighting
Initial exchange rate:	With respect to each basket currency, the exchange rate on the pricing date
Final exchange rate:	With respect to each basket currency, the exchange rate on the valuation date
Exchange rate:	With respect to each basket currency, the rate for conversion of units of such basket currency into one U.S. dollar, as determined by reference to the applicable reference source described herein.
Valuation date:	May 21, 2012
CUSIP / ISIN:	617482JX3 / US617482JX34
Listing:	The notes will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest.”
Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Issuer
Per note	100%	2.25%	97.75%
Total	$3,109,000	$69,952.50	$3,039,047.50
(1) The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by that investor.  The lowest price payable by an investor is $992.50 per note.  Please see “Syndicate Information” on page 9 of the accompanying preliminary terms for further details.

(2) Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of 2.25% for each note they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution” in the accompanying prospectus supplement for partially capital protected currency-linked notes.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 375 dated April 27, 2010
Prospectus Supplement for Partially Capital Protected Currency-Linked Notes dated December 23, 2008
Prospectus dated December 23, 2008

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.